Exhibit 99.6

February 25, 2008

David W. Curtis

President and Chief Executive Officer

Campello Bancorp

1265 Belmont St.

Brockton, MA 02301

Dear Mr. Curtis:

Based upon our recent discussions, FinPro, Inc. (“FinPro”) is pleased to submit this proposal to assist The Community Bank, A Massachussetts Cooperative Bank (“the Bank”) and Campello Bancorp (“the Company”) in compiling a Strategic Business Plan (the “Business Plan”), which will specifically address the deployment of capital raised in the proposed full conversion and stock offering utilizing April 2008 financial statements.

1. Scope of Project

The Business Plan will be specifically designed to build and measure value for a five-year time horizon. As part of the Business Plan compilation, the following major tasks will be included:

•	assess the regulatory, social, political and economic environment;

•	analyze the existing Bank markets from a:

•	demographic standpoint;

•	customer segment standpoint;

•	product propensity standpoint;

•	business standpoint;

•	competitive standpoint;

•	conduct branch market tour and identify competitive positioning;

•	document the internal situation assessment;

•	analyze the current ALM position;

•	analyze the CRA position;

•	compile a historical trend analysis;

•	perform detailed peer performance and comparable analysis;

•	assess the Bank from a capital markets perspective including comparison to national, regional, and similar size organizations;

•	identify and document strengths and weaknesses;

•	document the objectives and goals;

•	document strategies;

20 Church Street • P.O. Box 323 • Liberty Corner, NJ 07938-0323 • Tel: 908.604.9336 • Fax: 908.604.5951

finpro@finpronj.com • www.finpronj.com

•	map the Bank’s general ledger to FinPro’s planning model;

•	compile five year projections of performance and use of proceeds from the conversion and stock issuance; and

•	prepare assessment of strategic alternatives to enhance value.

As part of this process, FinPro will conduct two planning sessions with the Bank and its Board. The first session will be a situation assessment retreat and the second will be a presentation and detailed discussion of the recommended plan scenario and its alternatives.

2. Requirements of The Bank

To accomplish the tasks set forth in this proposal, the following information and work effort is requested of the Bank:

•	provide FinPro with all financial and other information, whether or not publicly available, necessary to familiarize FinPro with the business and operations of the Bank.

•	allow FinPro the opportunity, from time to time, to discuss the operation of the Bank business with bank personnel.

•	promptly advise FinPro of any material or contemplated material transactions which may have an effect on the day-to-day operations of the Bank.

•	have system download capability.

•	promptly review all work products of FinPro and provide necessary sign-offs on each work product so that FinPro can move on to the next phase.

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provide FinPro with office space, when FinPro is on-site, to perform its daily tasks. The office space requirements consists of a table with at least two chairs along with access to electrical outlets for FinPro’s computers and a high speed internet connection.

3. Term of the Agreement and Staffing

It is anticipated that it will take approximately six to eight weeks of elapsed time to complete the tasks outlined in this proposal. During this time, FinPro will be on-site at the Bank’s facilities on a regular basis, during normal business hours. Any future work that would require extra expense to the Bank will be addressed separately from this engagement prior to any work being performed.

4. Fees and Expenses

Fees:

FinPro fees to complete the tasks outlined in this proposal will be as follows:

Strategic Business Plan	$43,000

FinPro’s fee for this engagement is $43,000 plus all out-of-pocket and pass-through expenses as outlined below. This fee shall be payable as follows:

•	$15,000 retainer payable at signing of this agreement;

•	$10,000 payable at the end of the first board meeting;

•	Remainder of the strategic business plan and expenses payable upon final business plan delivery;

Expenses:

In addition to any fees that may be payable to FinPro hereunder, the Bank hereby agrees to reimburse FinPro for the following:

1.	Out-of-Pocket—all of FinPro’s reasonable travel and other out-of-pocket expenses incurred in connection with FinPro’s engagement. It is FinPro policy to itemize expenses for each project so that the client can review, by line item, each expense.

2.	Data Cost—pass through cost for market data which is equal to $500 per market. A market is defined as each branch market or zip code for which specific market data is provided. In this case FinPro expects to have a data passthrough cost for 6 markets, or $3,000. There is also a pass through cost for competitor financial/regulatory data which is equal to $1,000.

FinPro agrees to execute a suitable confidentiality agreement with the Bank. The Bank acknowledges that all opinions, valuations and advice (written or oral) given by FinPro to the Bank in connection with FinPro’s engagement are intended solely for the benefit and use of the Bank (and its directors, management, and attorneys) in connection with the matters contemplated hereby and the Bank agrees that no such opinion, valuation, or advice shall be used for any other purpose, except with respect to the opinion and valuation which may be used for the proper corporate purposes of the client, or reproduced, or disseminated, quoted or referred to at any time, in any manner or for any purpose, nor shall any public references to FinPro be made by the Bank (or such persons), without the prior written consent of FinPro, which consent shall not be unreasonably withheld.

This proposal will expire 30 days from this date unless accepted by you in accordance with the terms below. Any changes to this proposal will require FinPro, Inc. approval.

Please sign and return one of the original copies of this agreement along with the retainer to indicate acceptance of the agreement. We hope that we might be selected to work with the Bank on this endeavor and are excited about building a relationship with the Bank.

By,

/s/ Donald J. Musso	/s/ David W. Curtis
Donald J. Musso	David W. Curtis
President	President and Chief Executive Officer
FinPro, Inc.	Campello Bancorp
3/4/08	3/6/08
Date	Date

cc:	R. Pomerenk, Luse, Gorman, Pomerenk and Schick
K. Krudys, Luse, Gorman, Pomerenk and Schick

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